Paula Winner Barnett, Esq.
                       17967 Boris Drive, Encino, CA 91316
                               tel (818) 776-9881
                               fax (818) 743-7491
                             pwbarnett@sbcglobal.net

                                   May 2, 2005

VIA FACSIMILE

Tom Jones, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

Re: Calypte Biomedical Corporation ("Calypte"); Amendment No. 3 to Form SB-2 on Form S-3; Registration No. 333-124344

Dear Mr. Jones:

      Pursuant to our telephone conversation on Thursday, April 28, 2005, this letter and the attached two tables are furnished to you as supplemental information concerning Calypte's pending Amendment to Registration Statement (as defined below). One table ("Table 1") includes all shares of Calypte's common stock (the "Common Stock") previously registered for resale since January 2004 under Registration Statements on Form SB-2, Nos. 333-119646, 333-116491 and 333-117439 (the "SB-2 Registration Statements") and all shares of Common Stock registrable under Calypte's pending Amendment to Registration Statement. The second table ("Table 2") includes, in addition to certain shares of Common Stock registrable under Calypte's pending Amendment to Registration Statement, shares of Common Stock that are potentially registrable in the future and which Calypte may register in a separate registration statement at a later date. The potentially registrable shares are included on Table 2 to assist your understanding of the various financings Calypte has entered into during the last year. As I indicated, none of the potentially registrable shares listed on Table 2 have been issued and a number of them will only be issued if such issuance is approved by Calypte's stockholders.

      On Tuesday, April 27, 2005, Calypte filed a Form S-3 with the Securities and Exchange Commission (the "Commission"), entitled Amendment No. 3 to Form SB-2 on Form S-3, Registration Statement No. 333-119646 (the "Amendment to Registration Statement"). The purpose of the Amendment to Registration Statement was to file, pursuant to Rule 429 of the Securities Act of 1933, as amended (the "Securities Act"), a single prospectus to combine and update the SB-2 Registration Statements in order to maintain their effectiveness as required under Section 10(a) of the Securities Act. The combined and updated prospectus was intended to be filed as a post-effective amendment to the latest registration statement, No. 333-119646, under Rule 429(a) and to act as a post-effective amendment to the combined SB-2 Registration Statements to update information contained therein under Rule 429(b). The Amendment to Registration Statement was mistakenly assigned a new registration number, Registration Statement No. 333-124344, apparently because the agent Calypte used to file the Amendment to Registration Statement in the EDGAR system submitted it as a new Form S-3, rather than as a post-effective amendment to Calypte's Form SB-2, Registration Statement Number 333-119646.

Tom Jones, Esq.
May 2, 2005
Page 2


      On May 28, 2004 and July 9, 2004, Calypte sold shares of Common Stock ("Shares") and warrants to purchase Shares (the "Warrants") in two separate, unrelated private placements (the "2004 PIPEs"). Calypte registered for resale the Shares and the Shares underlying the Warrants on Registration Statement No. 333-116491, which became effective on July 8, 2004, and Registration Statement No. 333-117439, which became effective on July 28, 2004. The investors in the May and July 2004 PIPEs (the "2004 PIPE Investors") have certain anti-dilution rights (the "Anti-Dilution Rights"), as set forth in the 2004 PIPEs transaction documents. The Anti-Dilution Rights, when triggered by a subsequent issuance of Common Stock under certain conditions, are:

      (1)   the right to receive additional Shares (the "Additional Shares");

      (2) the right to purchase additional Shares under the Warrants (the "Additional Warrant Shares"); and

      (3)   the adjustment of the exercise price of all of the Warrant Shares.

      Calypte did not register for resale on Registration Statement Nos. 333-116491 and 333-117439 any Shares or Shares underlying the Warrants potentially registrable in connection with a potential triggering of the Anti-Dilution Rights. Only the Shares and Shares underlying the Warrants initially issued were registered for resale. To date, no Warrant Shares have been issued, as none of the Warrants have been exercised.

      On April 4, 2005, Calypte raised $8,000,000 in a private placement to five institutional investors of convertible notes (the "April 2005 Financing"), which triggered the Anti-Dilution Rights. In order to comply with the rules of the American Stock Exchange (the "AMEX"), Calypte will not issue any Shares or Warrant Shares in connection with the Anti-Dilution Rights without first obtaining stockholder approval of their issuance. Due to timing considerations resulting from Calypte's needs for additional working capital, Calypte had to obtain the funding provided by the April 2005 Financing before seeking stockholder approval of any issuances in connection with the Anti-Dilution Rights. The 2004 PIPE Investors agreed to Calypte's consummation of the April 2005 Financing prior to seeking stockholder approval of issuances and exercise price adjustments in connection with the Anti-Dilution Rights issuable as a consequence of the April 2005 Financing. In order to obtain that agreement of the 2004 PIPE Investors, Calypte agreed to enter into a new agreement with the 2004 PIPE Investors to revise the Anti-Dilution Rights pursuant to the terms of an Amendment to Securities Purchase Agreement dated April 4, 2005 (the "Amendment").

Tom Jones, Esq.
May 2, 2005
Page 3


      Under the terms of the 2004 PIPEs, as a result of the April 2005 Financing, the 2004 PIPE Investors would have been entitled to receive the following pursuant to the Anti-Dilution Rights:

      (1)   6,742,500 Additional Shares;

      (2) 1,193,501 Additional Warrant Shares at an exercise price of $0.45 per share; and

      (3) An adjustment of the exercise price of the initial 10,741,500 Shares purchasable pursuant to the Warrants from $0.50 to $0.45 per share.

      Under the terms of the Amendment, the 2004 PIPE Investors are entitled to receive, if approved by the stockholders:

      (1)   7,079,625 Additional Shares;

      (2) 1,253,177 Additional Warrant Shares, at an exercise price of $0.325 per share; and

      (3) An adjustment of the exercise price of the initial 10,741,500 Shares purchasable pursuant to the Warrants from $0.50 to $0.45 per share.

      Calypte intends to register the Additional Shares and the Shares underlying the Additional Warrant Shares issuable under the Amendment on the same registration statement it may file with the Commission to register Shares in connection with the April 2005 Financing.

      I trust that this letter and the attached tables demonstrate that Calypte has complied with all applicable rules and regulations of the Commission in connection with the filing of the Amendment to Registration Statement. As I emphasized in my discussion with you, Calypte must respectfully request the Commission's staff prompt review of the Amendment to Registration Statement so that Calypte can thereby fulfill its obligations to the selling security holders to maintain the effectiveness of its registration statements and limit the burden of the penalties Calypte will incur if the effectiveness of the Amendment to Registration Statement is delayed.

      Calypte's executive officers and I are available to discuss with you any questions or comments you may have in regard to this letter and the tables.

                                                     Very truly yours,


                                                     /s/ Paula Winner Barnett
                                                     Paula Winner Barnett

cc: Mr. J. Richard George
     Mr. Richard Brounstein

                                    TABLE 1

Calypte Biomedical Corporation
Summary of Shares Registered in 2004 SB-2's and
Carried forward in April 2005 S-3

                                                                                                                           Shares
                                                                                                            Sold or        carried
                                                             Shares registered for resale in SB-2s          Eligible       forward
                                                   -----------------------------------------------------   for resale      in S-3
                                                      8-Jul-04       28-Jul-04   29-Dec-04                    under     ------------
         Selling Security Holder                     333-116491     333-117439  333-119646       Total     Section 144   333-124344
 -----------------------------------------------   -----------------------------------------------------  ------------  ------------
 Shares for transactions preceding May 2004 PIPE
         Stonestreet Limited Partnership                 321,954                                 321,954       321,954             -
         SDS Capital International Ltd.                1,266,600                               1,266,600     1,266,600             -
         Compass Strategic Corporation                 1,500,000                               1,500,000     1,500,000             -
         Mercator Momentum Fund, L.P.                    704,474                                 704,474       604,474       100,000
         Mercator Focus Fund, L.P.                     3,100,801                               3,100,801             -     3,100,801
         Gamma Opportunity Capital Partners, LP          349,358                                 349,358       349,358             -
         Goldplate Investment Partners                   418,796                                 418,796       418,796             -
         Khalid B. Ahmed, M.D. Pension Plan               84,602                                  84,602        84,602             -
         Roger Suyama                                     33,841                                  33,841        33,841             -
         Logisticorp, Inc.                               213,903                                 213,903             -       213,903
         Southwest Resource Preservation Inc.            427,807                                 427,807             -       427,807
         Ace Global Ltd.                                 153,846                                 153,846       153,846             -
         Piter Korompis                                  461,538                                 461,538       461,538             -
         Net Capital Partners, Inc.                    1,637,998                               1,637,998     1,637,998             -
         Langdale Profits Limited                        769,231                                 769,231       769,231             -
         Synergyworks, Ltd.                            1,538,462                               1,538,462     1,538,462             -
         Marr Technologies BV                    (1)  34,015,151                              34,015,151    33,515,151       500,000
         Top Calibre Enterprise Limited                  775,000                                 775,000             -       775,000
         David Miller                                      6,250                                   6,250         6,250             -
         Antonella Popoff                                  6,250                                   6,250         6,250             -
         Jack W. Reich                                     6,250                                   6,250         6,250             -
         Rona Taylor                                       6,250                                   6,250         6,250             -
         Ernesto Cardenas                                100,000                                 100,000       100,000             -
         CEOCast, Inc.                                   400,000                                 400,000       400,000             -
         European Equity Group                           100,000                                 100,000       100,000             -
         New York University                             525,000                                 525,000       525,000             -
         Platinum Partners Value Arbitrage Fund          675,625                                 675,625       675,625             -
         Alfonso Saavedra                                100,000                                 100,000       100,000             -
         Vintage Filings                                  46,875                                  46,875        46,875             -
         John M. Ennis                                    26,131                                  26,131        26,131             -
         Paul R. Smith                                     3,056                                   3,056         3,056             -
         Kyle Ryan                                           458                                     458           458             -
         Michael Schmidt                                     458                                     458           458             -
         Joseph M. Staebler                                  458                                     458           458             -
         Magic Johnson Foundation                        200,000                                 200,000       133,333        66,667
         Pointe Investments, Ltd.                        500,000                                 500,000       500,000             -
         Craig Enenstein                                 100,000                                 100,000             -       100,000
         Michael Rovens                                  100,000                                 100,000       100,000             -
         Adaltis, Inc.                                   212,127                                 212,127             -       212,127
         Merchant Intercapital                           150,000                                 150,000             -       150,000

 May 2004 PIPE
     Investors
         SF Capital Partners LP                       13,500,000                              13,500,000             -    13,500,000
         Marr Technologies BV                    (1)  10,125,000                              10,125,000             -    10,125,000
         Proximity Fund LP                             1,687,500                               1,687,500     1,250,000       437,500
         Proximity Partners LP                         1,687,500                               1,687,500     1,250,000       437,500
         MTB Small Cap Growth Fund                     1,687,500                               1,687,500             -     1,687,500
         MTB Multi Cap Growth Fund                     1,687,500                               1,687,500             -     1,687,500
         Bridges & PIPES LLC                           1,012,500                               1,012,500       750,000       262,500
                                                    ------------                            ------------  ------------  ------------
                                                      31,387,500                              31,387,500     3,250,000    28,137,500
     Fees
         Duncan Capital LLC                      (2)      30,000                                  30,000             -        30,000
         Capstone Investments                            600,000                                 600,000             -       600,000

 July 2004 PIPE
     Investors
         Sunrise Equity Partners, L.P.                               3,187,500                 3,187,500     1,875,000     1,312,500
         Amnon Mandelbaum                                              340,000                   340,000       200,000       140,000
         David I Goodfriend                                             34,000                    34,000        20,000        14,000
         TCMP3 Partners                                                637,500                   637,500       375,000       262,500
         United Capital Partners, LLC                                2,125,000                 2,125,000             -     2,125,000
                                                                  ------------              ------------  ------------  ------------
                                                                     6,324,000                 6,324,000     2,470,000     3,854,000
     Fees
         Duncan Capital LLC                      (2)                   148,800                   148,800             -       148,800

 Ani Biotech Oy                                                                 1,172,205      1,172,205             -     1,172,205
                                                   -----------------------------------------------------  ------------  ------------

         Total Shares Registered                      83,056,050     6,472,800  1,172,205     90,701,055    51,112,245    39,588,810
                                                   =====================================================  ============  ============

         (1)  Sum of Marr Technologies BV             44,140,151             -          -     44,140,151    33,515,151    10,625,000
         (2)  Sum of Duncan Capital                       30,000       148,800          -        178,800             -       178,800

         (3)  Shares transferred by Mercator Focus Fund to The Vechery Family Trust in a transaction not involving the Company;
                shares registered in S-3 on behalf of The Vechery Family Trust.  The Company was advised that no consideration was exchanged between the parties in connection with the transfer.
         (4)  Warrant assigned by Proximity Partners LP to Proximity Fund LP in a transaction not involving the Company; shares underlying the warrant registered in S-3 on behalf of Proximity Fund LP.  The Company was advised that no consideration was exchanged between the parties in connection with the assignment.
         (5)  Warrant to purchase 300,000 shares transferred by Capstone Investments to 3 parties in a transaction not involving the Company.  The Company was advised that no consideration was exchanged between the parties in connection with the transfer.  The original 600,000 shares are registered in the S-3 as follows:

                         Capstone Investments            300,000
                         The Capozza Family Trust        128,572
                         Anthony M. Capozza              128,572
                         Ann L. Capozza                   42,856
                                                   -------------
                                                         600,000
                                                   =============

                      SUMMARY OF SB-2 SELLING STOCKHOLDERS

                                    TABLE 2

Calypte Biomedical Corporation
Analysis of May 2004, July 2004 and April 2005 Shares

                                                                                 PLACEMENTS FOR WHICH REGISTRATION STATEMENT
                                                                                         HAS NOT YET BEEN FILED
                                                                        ------------------------------------------------------------
                                         Shares carried forward                          Shares potentially issuable
                                           in S-3, 333-124344                            under April 2005 Financing(1)
                                   -----------------------------------  ------------------------------------------------------------
                                      PIPE        Shares                    8%       Interest      Series     Series
                                     Shares     underlying              Convertible    on            A           B
                                     issued     Warrants(5)    Total       Notes     Notes(4)     Warrants    Warrants     Total
                                   -----------------------------------  ------------------------------------------------------------
May 2004 PIPE
  SF Capital Partners LP           10,000,000   3,500,000   13,500,000  13,333,333  2,322,858   13,333,333   6,000,000   34,989,524
  Marr Technologies BV              7,500,000   2,625,000   10,125,000   9,333,333  1,626,000    9,333,333   4,200,000   24,492,666
  Proximity Fund LP                         -     875,000      875,000
  Proximity Partners LP                     -           -            -
  MTB Small Cap Growth Fund         1,250,000     437,500    1,687,500
  MTB Multi Cap Growth Fund         1,250,000     437,500    1,687,500
  Bridges & PIPES LLC                       -     262,500      262,500
                                   -----------------------------------
                                   20,000,000   8,137,500   28,137,500
                                   -----------------------------------

July 2004 PIPE
  Sunrise Equity Partners, L.P.             -   1,312,500    1,312,500
  Amnon Mandelbaum                          -     140,000      140,000
  David I Goodfriend                        -      14,000       14,000
  TCMP3 Partners                            -     262,500      262,500
  United Capital Partners, LLC      1,250,000     875,000    2,125,000
                                   -----------------------------------
                                    1,250,000   2,604,000    3,854,000
                                   -----------------------------------

                                   21,250,000  10,741,500   31,991,500
                                   ===================================

Others in April 2005 Placement

  Morningtown Limited                                                    1,500,000    261,321    1,500,000     675,000    3,936,321

  Smithfield Fiduciary LLC                                               1,666,667    290,357    1,666,667     750,000    4,373,691
  Iroquois Master Fund Ltd.                                                833,333    145,179      833,333     375,000    2,186,845
                                                                       ------------------------------------------------------------

                                                                        26,666,666  4,645,715   26,666,666  12,000,000   69,979,047
                                                                        ===========================================================

                                                   PLACEMENTS FOR WHICH REGISTRATION STATEMENT HAS NOT YET BEEN FILED
                                    --------------------------------------------------------------------------------------------
                                           Shares originally
                                       issuable under 2004 PIPEs (2)                Shares issuable under the Amendment (3)
                                    -----------------------------------  -------------------------------------------------------
                                                                                                           Additional
                                     Warrants     Total                            Additional   Warrants    Warrants      Total
                                      Shares     @ $0.45     Shares        Shares     Shares     @$0.325    @ $0.325     Shares
                                    -----------------------------------  -------------------------------------------------------
May 2004 PIPE
  SF Capital Partners LP            2,500,000    388,889   2,888,889     2,500,000   125,000     388,889     19,444    3,033,333
  Marr Technologies BV              1,875,000    291,667   2,166,667     1,875,000    93,750     291,667     14,583    2,275,000
  Proximity Fund LP                   312,500     48,611     361,111       312,500    15,625      48,611      2,431      379,167
  Proximity Partners LP               312,500     48,611     361,111       312,500    15,625      48,611      2,431      379,167
  MTB Small Cap Growth Fund           312,500     48,611     361,111       312,500    15,625      48,611      2,431      379,167
  MTB Multi Cap Growth Fund           312,500     48,611     361,111       312,500    15,625      48,611      2,431      379,167
  Bridges & PIPES LLC                 187,500     29,167     216,667       187,500     9,375      29,167      1,458      227,500
                                   ------------------------------------  -------------------------------------------------------
                                    5,812,500    904,167   6,716,667     5,812,500   290,625     904,167     45,209    7,052,501

July 2004 PIPE
  Sunrise Equity Partners, L.P.       468,750    145,833     614,583       468,750    23,438     145,833      7,292      645,313
  Amnon Mandelbaum                     50,000     15,556      65,556        50,000     2,500      15,556        778       68,834
  David I Goodfriend                    5,000      1,556       6,556         5,000       250       1,556         78        6,884
  TCMP3 Partners                       93,750     29,167     122,917        93,750     4,688      29,167      1,458      129,063
  United Capital Partners, LLC        312,500     97,222     409,722       312,500    15,625      97,222      4,861      430,208
                                   ------------------------------------  -------------------------------------------------------
                                      930,000    289,334   1,219,334       930,000    46,500     289,334     14,467    1,280,301
                                   ------------------------------------  -------------------------------------------------------

                                    6,742,500  1,193,501   7,936,001     6,742,500   337,125   1,193,501     59,676    8,332,802
                                   ====================================  =======================================================

Others in April 2005 Placement                                                     7,079,625              1,253,177
                                                                                  ==========             ==========
  Morningtown Limited

  Smithfield Fiduciary LLC
  Iroquois Master Fund Ltd.

(1)   Does not include notes and warrants issued to finders.

(2) Number of shares and warrants the 2004 PIPE investors are entitled to receive under the anti-dilution provisions of the 2004 PIPEs, which were triggered by the sale of securities in the April 2005 Financing.

(3) Shares and warrants the 2004 PIPE investors will receive, if approved by stockholders, as consideration for making the issuance of their anti-dilution shares and warrants subject to stockholder approval.

(4) Assumes Notes are held to maturity and quarterly interest accretes to Note principal.

(5) Warrants will be repriced from $0.50 per share to $0.45 per share under the terms of the 2004 PIPEs.